UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                          First Mutual Bancshares, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    3219OE102

                                 (CUSIP Number)

                                October 26, 1999

             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          |_|    Rule 13d-1(b)

          |x|    Rule 13d-1(c)

          |_|    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)
                               Page 1 of 8 Pages

50197768.01

------------------------------------------------------------------------------
CUSIP NO. 3219OE102             13G                           Page 2 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Matthew G. Norton Co.  91-0449550
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  926,597 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER
                                  0

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  926,597 (1)

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         926,597 shares (1)

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.8%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------
   1 Directly owned by MGN Group LLC. Matthew G. Norton Co. is the sole shareholder of MGN Group LLC and may be deemed to have shared voting and dispositive power with respect to such shares.

-------------------------------------------------------------------------------
CUSIP NO. 3219OE102             13G                           Page 3 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MGN Group LLC  88-0421794
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Nevada

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  926,597 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  0

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  926,597 (1)

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         926,597 (1)

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.8%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
    1 Directly owned by MGN Group LLC. Matthew G. Norton Co. is the sole shareholder of MGN Group LLC and may be deemed to have shared voting and dispositive power with respect to such shares.

Introductory Note:

         This statement on Schedule 13G is filed to reflect the exchange of the common stock of First Mutual Savings Bank on a share-for-share basis for shares of the Common Stock of First Mutual Bancshares, Inc. ("the Issuer") effective October 26, 1999 upon the formation of the Issuer as a holding company. In connection with that transaction, First Mutual Savings bank became a wholly owned subsidiary of the Issuer and changed its name to First Mutual Bank. Prior to the formation of the holding company, the Reporting Person filed Acquisition Statements under Section 13(d) of the Securities Exchange act of 1934, as amended, with the Federal Deposit Insurance Corporation ("FDIC"). Shares reported on this statement as beneficially owned by the Reporting Person include shares of the Issuer's Common Stock issued in exchange for shares of First Mutual Savings Bank that were issued as common stock dividends to the Reporting Person since the Reporting Person last filed an Acquisition Statement with the FDIC.

     A statement on Schedule 13G filed by Matthew G. Norton Co. inadvertently listed Matthew G. Norton Co., the sole shareholder of MGN Group LLC, as having sole voting and dispositive power with respect to the Issuer Common Stock. Pursuant to a transfer of shares from Matthew G. Norton Co. to MGN Group LLC on or about June 1, 1999, MGN Group LLC became the direct owner of the Common Stock of First Mutual Savings Bank, which was exchanged for common stock of the Issuer as described above.

Item 1 (a).       Name of Issuer:   First Mutual Bancshares, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                                            400 108th Avenue N.E.
                                            Bellevue, Washington 98004

     Item 2 (a). Name of Person Filing: Matthew G. Norton Co. and MGN Group LLC

     Item 2 (b). Address of Principal Business Office or, if none, Residence:

                  Matthew G. Norton Co.              MGN Group, LLC
                  801 Second Avenue                  639 Isbell Road
                  Suite 1300                         Suite 390
                  Seattle, Washington  98104         Reno, Nevada  89509

     Item 2 (c). Citizenship: Matthew G. Norton Co. is a corporation organized under the laws of the State of Washington. MGN Group LLC is a limited liability company organized under the laws of the State of Nevada.

     Item 2 (d). Title of Class of Securities: Common Stock, par value $1.00 per share

     Item 2 (e). CUSIP Number: 3219OE102

     Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act;

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) Investment company registered under Section 8 of the Investment Company Act;

     (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  |x|

Item 4.           Ownership

         (a)      Amount Beneficially Owned:         926,597 shares (1)

         (b)      Percent of Class: 19.8% (2)

         (c)      Number of Shares as to which Such Person has:

 (i)      sole power to vote or to direct the vote                      0
 (ii)     shared power to vote or to direct the vote             926,597(1)
 (iii)    sole power to dispose or to direct the disposition of         0
 (iv)     shared power to dispose or to direct the disposition of 926,597(1)

     Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

     Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                  Not Applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

-----------
     1 Directly owned by MGN Group LLC. Matthew G. Norton Co. is the sole shareholder of MGN Group LLC and may be deemed to have shared voting and dispositive power with respect to such shares.

     2 Based upon 4,671,286 shares of Issuer Common Stock outstanding as reported by the Issuer as of June 30, 2000 in the Issuer's Quarterly Report filed on Form 10-Q (File No. 000-28261).

     Item 8. Identification and Classification of Members of the Group

                  Not Applicable.

     Item 9. Notice of Dissolution of Group

                  Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  August 30, 2000.



                                    MATTHEW G. NORTON CO.



                                    By: /s/ Erik J. Anderson
                                       -------------------------------------
                                       Erik J. Anderson, President

                                  MGN GROUP LLC

                                   By: /s/ Erik J. Anderson
                                       -------------------------------------
                                       Erik J. Anderson, President

                                  EXHIBIT INDEX

Exhibit

99.1     Joint Filing Agreement













                                 Exhibit Index

                                  EXHIBIT 99.1

         We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed on behalf of each of us.

         Dated:  August 30, 2000.

                                  MATTHEW G. NORTON CO.



                                  By:  /s/ Erik J. Anderson
                                     -------------------------------------
                                     Erik J. Anderson, President


                                  MGN GROUP LLC


                                  By:  /s/ Erik J. Anderson
                                     -------------------------------------
                                     Erik J. Anderson, President


                                  Exhibit 99.1